UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 16)

Genomic Health, Inc
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

37244C101
(CUSIP Number)

Leo Kirby 667 Madison Avenue, 21st Floor New York, NY 10065 (212) 339-5633
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 37244C101	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Baker Bros. Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,036,182
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,036,182
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,036,182
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.7%
14	TYPE OF REPORTING PERSON (See Instructions) IA

Page 2 of 10 Pages

SCHEDULE 13D

CUSIP No. 37244C101	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Julian C. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,259,579
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,259,579
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,259,579
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.4%
14	TYPE OF REPORTING PERSON (See Instructions) IN, HC

Page 3 of 10 Pages

SCHEDULE 13D

CUSIP No. 37244C101	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Felix J. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,210,079
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,210,079
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,210,079
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN, HC

Page 4 of 10 Pages

Amendment No. 16 to Schedule 13D

This Amendment No. 16 to Schedule 13D amends and supplements the previously filed Schedule 13D filed by Baker Bros. Advisors, LLC (the “Adviser”), Julian C. Baker and Felix J. Baker (the “Reporting Persons”). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

Item 3. Source and Amount of Funds or Other Consideration.

The disclosure regarding purchases in Item 5 below is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 16 are incorporated herein by reference. Set forth below is the aggregate number of shares of Common Stock directly held, including shares that may be acquired upon exercise of Options by each of the following in accordance with Rule 13d-3 under the Exchange Act. The information set forth below is based upon 30,052,373 shares outstanding, as reported on the company’s Form 10-Q filed on May 9, 2012.

Name	Number of Shares	Percent of Class Outstanding
Baker Bros. Investments, L.P.	173,897	0.6%
Baker Bros. Investments II, L.P.	13,238	0.0%
667, L.P.	1,488,539	5.0%
Baker Brothers Life Sciences, L.P.	8,922,942	29.6%
14159, L.P.	243,405	0.8%
FBB Associates	173,897	0.6%
Baker/Tisch Investments, L.P.	194,161	0.7%
Julian C. Baker	49,500	0.1%

Total	11,259,579	37.4%

On April 12, 2012, the Adviser, Baker Brothers Life Sciences, L.P, 14159, L.P., 667, L.P., Baker Bros. Investments, L.P., Baker Bros. Investments II, L.P., and Baker Tisch Investments, L.P. (the “Funds”), and the general partners of the Funds entered into an amended and restated management agreement (the “Management Agreement”) which gave the Adviser complete and unlimited discretion and authority with respect to the Fund’s investments and voting power over investments. The general partners of the Funds relinquished all discretion and authority with respect to the Fund’s investments and voting power over investments. In connection with the services provided by the Adviser to the Funds, the Adviser receives a management based fee that does not confer any pecuniary interest.

Page 5 of 10 Pages

By virtue of the Management Agreement, the Adviser and Felix J. Baker and Julian C. Baker, as principals of the Adviser may be deemed to be beneficial owners of shares owned by the Funds, and may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of such securities. Julian C. Baker and Felix J. Baker are also the sole partners of FBB Associates, a general partnership, and as such may be deemed to be beneficial owners of shares owned by FBB Associates and may be deemed to have the power to vote or direct the vote and dispose or direct the disposition of those shares.

Julian C. Baker is a Director of the Company.

(c) The following transactions in Common Stock were effected by the entities noted below using working capital of the applicable purchasing Fund since the last amendment to this Schedule 13D. All transactions were effected in the open market directly with a broker-dealer. Except as disclosed below and in previous amendments to this Schedule 13D, none of the Reporting Persons has effected any other transactions in Common Stock during the past 60 days.

Page 6 of 10 Pages

Name	Date	Number of Shares	Transaction	Price/ Share
667, L.P.	5/4/2012	1,305	Purchase	28.0299	(1)
Baker Brothers Life Sciences, L.P.	5/4/2012	35,727	Purchase	28.0299	(1)
14159, L.P.	5/4/2012	935	Purchase	28.0299	(1)
667, L.P.	5/4/2012	514	Purchase	27.9949	(2)
Baker Brothers Life Sciences, L.P.	5/4/2012	14,078	Purchase	27.9949	(2)
14159, L.P.	5/4/2012	369	Purchase	27.9949	(2)
667, L.P.	5/4/2012	7	Purchase	28.0000	(3)
Baker Brothers Life Sciences, L.P.	5/4/2012	188	Purchase	28.0000	(3)
14159, L.P.	5/4/2012	5	Purchase	28.0000	(3)
667, L.P.	5/7/2012	1,014	Purchase	28.2490	(1)
Baker Brothers Life Sciences, L.P.	5/7/2012	31,273	Purchase	28.2490	(1)
14159, L.P.	5/7/2012	754	Purchase	28.2490	(1)
667, L.P.	5/7/2012	722	Purchase	28.2816	(2)
Baker Brothers Life Sciences, L.P.	5/7/2012	22,241	Purchase	28.2816	(2)
14159, L.P.	5/7/2012	536	Purchase	28.2816	(2)
Baker Brothers Life Sciences, L.P.	5/8/2012	7,124	Purchase	28.4051	(1)
14159, L.P.	5/8/2012	172	Purchase	28.4051	(1)
Baker Brothers Life Sciences, L.P.	5/8/2012	72,073	Purchase	28.8981	(2)
14159, L.P.	5/8/2012	1,737	Purchase	28.8981	(2)
Baker Brothers Life Sciences, L.P.	5/8/2012	4,811	Purchase	28.4974	(4)
14159, L.P.	5/8/2012	116	Purchase	28.4974	(4)
Baker Brothers Life Sciences, L.P.	5/9/2012	19,087	Purchase	29.8955	(5)
14159, L.P.	5/9/2012	460	Purchase	29.8955	(5)
Baker Brothers Life Sciences, L.P.	5/10/2012	58,198	Purchase	29.8584	(5)
14159, L.P.	5/10/2012	1,402	Purchase	29.8584	(5)
Baker Brothers Life Sciences, L.P.	5/10/2012	8,867	Purchase	29.9771	(6)
14159, L.P.	5/10/2012	214	Purchase	29.9771	(6)
Baker Brothers Life Sciences, L.P.	5/11/2012	26,033	Purchase	30.2163	(7)
14159, L.P.	5/11/2012	627	Purchase	30.2163	(7)
Baker Brothers Life Sciences, L.P.	5/14/2012	7,797	Purchase	31.5280	(8)
14159, L.P.	5/14/2012	175	Purchase	31.5280	(8)
Baker Brothers Life Sciences, L.P.	5/14/2012	16,526	Purchase	32.5885	(9)
14159, L.P.	5/14/2012	370	Purchase	32.5885	(9)
Baker Brothers Life Sciences, L.P.	5/14/2012	40,073	Purchase	33.6653	(10)
14159, L.P.	5/14/2012	897	Purchase	33.6653	(10)
Baker Brothers Life Sciences, L.P.	5/14/2012	143,388	Purchase	33.9200
14159, L.P.	5/14/2012	3,212	Purchase	33.9200
Baker Brothers Life Sciences, L.P.	5/15/2012	24,769	Purchase	34.4675	(11)
14159, L.P.	5/15/2012	555	Purchase	34.4675	(11)
Baker Brothers Life Sciences, L.P.	5/15/2012	24,136	Purchase	33.1139	(12)
14159, L.P.	5/15/2012	540	Purchase	33.1139	(12)
Baker Brothers Life Sciences, L.P.	5/15/2012	88,028	Purchase	34.2500
14159, L.P.	5/15/2012	1,972	Purchase	34.2500
Baker Brothers Life Sciences, L.P.	5/16/2012	23,104	Purchase	34.4577	(13)
14159, L.P.	5/16/2012	517	Purchase	34.4577	(13)

(1)	This reported price is a weighted average price. These shares were traded in multiple transactions executed by a broker-dealer at prices ranging from $27.97 to $28.04, inclusive on May 4, 2012, $28.14 to $28.35 inclusive on May 7, 2012, from $28.28 to $28.50, inclusive on May 8, 2012. The reporting persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares trades at each separate price within the ranges set forth in this footnote.

Page 7 of 10 Pages

(2)	This reported price is a weighted average price. These shares were traded in multiple transactions executed by a broker-dealer at prices ranging from $27.94 to $28.03, inclusive on May 4, 2012, from $27.80 to 28.50, inclusive on May 7, 2012, from $28.54 to $29.21, inclusive on May 8, 2012. The reporting persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares trades at each separate price within the ranges set forth in this footnote.
(3)	This reported price is a weighted average price. These shares were traded in multiple transactions executed by a broker-dealer at a price of $28.00 on May 4, 2012. The reporting persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares trades at each separate price within the range set forth in this footnote.
(4)	This reported price is a weighted average price. These shares were traded in multiple transactions executed by a broker-dealer at prices ranging from $28.48 to $28.50, inclusive on May 8, 2012. The reporting persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares trades at each separate price within the range set forth in this footnote.
(5)	This reported price is a weighted average price. These shares were traded in multiple transactions executed by a broker-dealer at prices ranging from $29.75 to $30.00, inclusive on May 9, 2012, from $29.43 to 30.06, inclusive on May 10, 2012. The reporting persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares trades at each separate price within the ranges set forth in this footnote.
(6)	This reported price is a weighted average price. These shares were traded in multiple transactions executed by a broker-dealer at prices ranging from $29.46 to $30.00, inclusive on May 10, 2012. The reporting persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares trades at each separate price within the range set forth in this footnote.
(7)	This reported price is a weighted average price. These shares were traded in multiple transactions executed by a broker-dealer at prices ranging from $29.95 to $30.50, inclusive on May 11, 2012. The reporting persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares trades at each separate price within the range set forth in this footnote.
(8)	This reported price is a weighted average price. These shares were traded in multiple transactions executed by a broker-dealer at prices ranging from $31.12 to $32.00, inclusive on May 14, 2012. The reporting persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares trades at each separate price within the range set forth in this footnote.
(9)	This reported price is a weighted average price. These shares were traded in multiple transactions executed by a broker-dealer at prices ranging from $32.13 to $32.64, inclusive on May 14, 2012. The reporting persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares trades at each separate price within the range set forth in this footnote.
(10)	This reported price is a weighted average price. These shares were traded in multiple transactions executed by a broker-dealer at prices ranging from $33.24 to $34.00, inclusive on May 14, 2012. The reporting persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares trades at each separate price within the range set forth in this footnote.
(11)	This reported price is a weighted average price. These shares were traded in multiple transactions executed by a broker-dealer at prices ranging from $34.165 to $34.70, inclusive on May 15, 2012. The reporting persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares trades at each separate price within the range set forth in this footnote.
(12)	This reported price is a weighted average price. These shares were traded in multiple transactions executed by a broker-dealer at prices ranging from $33.000 to $33.40, inclusive on May 15, 2012. The reporting persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares trades at each separate price within the range set forth in this footnote.

Page 8 of 10 Pages

(13)	This reported price is a weighted average price. These shares were traded in multiple transactions executed by a broker-dealer at prices ranging from $34.34 to $34.79, inclusive on May 16, 2012. The reporting persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares trades at each separate price within the range set forth in this footnote.

(d) Except as disclosed in this or any previously filed Schedule 13D, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities to which this schedule related.

(e) not applicable.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 99.1	Agreement regarding the joint filing of this statement.

Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 17, 2012

BAKER BROS. ADVISORS, LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing
Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker

Page 10 of 10 Pages